Exhibit 99.119

ANNUAL INFORMATION FORM

OF

IMMUNOPRECISE ANTIBODIES LTD.

November 16, 2020

TABLE OF CONTENTS

INTRODUCTORY NOTES	1

CORPORATE STRUCTURE	3

GENERAL DEVELOPMENT OF THE BUSINESS	3

BUSINESS	10

RISK FACTORS	16

DIVIDENDS	29

DESCRIPTION OF CAPITAL STRUCTURE	29

MARKET FOR SECURITIES	29

PRIOR SALES	30

ESCROWED SECURITIES	31

DIRECTORS AND EXECUTIVE OFFICERS	31

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	36

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	36

TRANSFER AGENT AND REGISTRAR	36

MATERIAL CONTRACTS	36

INTERESTS OF EXPERTS	37

ADDITIONAL INFORMATION	37

IMMUNOPRECISE ANTIBODIES LTD.

ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this annual information form (“Annual Information Form”), ImmunoPrecise Antibodies Ltd., together with its subsidiaries, as the context requires, is referred to as “IPA” or the “Company”. All information contained in this Annual Information Form is as at April 30, 2020, unless otherwise stated, being the date of the most recently completed financial year of the Company, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

Cautionary Statement Regarding Forward-Looking Statements and Information

This Annual Information Form contains forward -looking statements and information about the Company which reflect management’s expectations regarding the Company’s future growth, results of operations, operational and financial performance and business prospects and opportunities. In addition, the Company may make or approve certain statements or information in future filings with Canadian securities regulatory authorities, in news releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements or forward-looking information. All statements and information, other than statements or information of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements and information, including, but not limited to statements and information preceded by, followed by, or that include words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intends”, “plan”, “forecast”, “budget”, “schedule”, “project”, “estimate”, “outlook”, or the negative of those words or other similar or comparable words.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future performance, achievement or other realities to differ materiality from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance, achievement or realities. Although the forward looking statements and information contained in this Annual Information Form reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward- looking statements and information. A number of risks and factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward—-looking statements and information. Such risks and factors include, but are not limited to, the following:

•	negative operating cash flow and going concern;

•	the financial position of the Company and its potential need for additional liquidity and capital in the future;

•	the success of any of the Company’s current or future strategic alliances;

•	the Company may become involved in regulatory or agency proceedings, investigations and audits;

•	the Company may be subject to litigation in the ordinary course of its business;

•	the ability of the Company to obtain, protect and enforce patents on its technology and products;

•	risks associated with applicable regulatory processes;

•	the ability of the Company to achieve publicly announced milestones;

•	the effectiveness of the Company’s business development and marketing strategies;

•	the competitive conditions of the industry in which the Company operates;

•	market perception of smaller companies;

•	the Company cannot assure the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies;

•	the ability of the Company to manage growth;

•	the selection and integration of acquired businesses and technologies;

•	the Company may lose clients;

•	any reduction in demand;

•	any reduction or delay in government funding of R&D;

•	costs of being a public company in the United States;

•	the Company may fail to meet the delivery and performance requirements set forth in client contracts;

•	the Company may become subject to patent and other intellectual property litigation;

•	the Company’s dependence upon key personnel;

•	risks associated with the COVID-19 pandemic;

•	the Company may not achieve sufficient brand awareness;

•	the Company’s directors and officers may have interests which conflict with those of the Company

•	the outsourcing trend in non-clinical discovery stages of drug discovery;

•	the Company’s products, services and expertise may become obsolete or uneconomical;

•	the effect of global economic conditions;

•	the Company has a limited number of suppliers;

•	the Company may become subject to liability for risks against which it cannot insure;

•	clients may restrict the Company’s use of scientific information;

•	the Company may experience failures of its laboratory facilities;

•	any contamination in animal populations;

•	any unauthorized access into information systems;

•	prospective investors’ ability to enforce civil liabilities;

•	the Company’s status as a foreign private issuer;

•	exposure to foreign exchange rates;

•	the market price of the Common Shares may experience volatility;

•	the Company has not declared or paid any dividends on the Common Shares and does not intend to do so in the foreseeable future; and

•	a liquid market for the Common Shares may not develop.

For further details, see the “Risk Factors” section of this Annual Information Form.

Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Further, any forward—looking statements and information contained herein are made as of the date of this Annual Information Form and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statement or information. Accordingly, readers should not place undue reliance on forward looking statements and information contained in this Annual Information Form and the documents incorporated by reference herein. All forward-looking statements and information disclosed in this Annual Information Form are qualified by this cautionary statement.

Currency and Exchange Rate Information

The financial statements included herein are reported in Canadian dollars. References in this Annual Information Form to “$” are to the lawful currency of Canada, references to “€” are to the lawful currency of the European Union, and references to “US$” are to the lawful currency of the United States.

On November 13, 2020, the Bank of Canada noon rate of exchange for one Canadian dollar in United States dollars was $1.00 = US $0.7606 and for one Canadian dollar in Euros was $1.00 = € 0.6432.

CORPORATE STRUCTURE

The Company was continued on September 2, 2016 under the Business Corporations Act (British Columbia). On December 21, 2016, the Company changed its name to “ImmunoPrecise Antibodies Ltd.” The address of the Company’s corporate office is 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8. The registered and records office of the Company is located at 1800 – 510 West Georgia Street, Vancouver, British Columbia V6B 0M3.

The following sets out the Company’s intercorporate relationship with its subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company has emerged as a recognized, full-service, biologics Contract Research and Organization (“CRO”) with a presence in Canada, the US and the Netherlands. The Company is innovation-driven and positioned geographically and scientifically to provide industry-leading human therapeutic antibody discovery and development services for its customers and partners. The Company offers a cohesive and extensive portfolio in the protein and antibody research, manufacturing and validation continuum. The Company is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s OTC Market symbol is “IPATF”.

Three Year History

Over the last three years, the Company has focused on growing its product offering and revenues through organic growth and mergers and acquisition as set out below.

Fiscal Year Ended 2018

Revenue Growth

The Company achieved record annual revenue of $5,441,349 in fiscal 2018 compared to $2,630,515 in fiscal 2017. This represents a 106% increase in revenue as a result of its acquisitions of U-Protein Express B.V. (“UPE”) and ImmunoPrecise Europe B.V. (“IPA Europe”), and its ability to grow its core business and expand into higher revenue service offerings in therapeutic antibody discovery.

Acquisition of IPA Europe (formerly, ModiQuest Research B.V.)

Pursuant to a share purchase agreement dated March 15, 2018, among the Company, ImmunoPrecise Netherlands B.V., Modiquest Research B.V., Immulease B.V. and Immusys B.V. (the “ModiQuest Share Purchase Agreement”), the Company acquired all of the issued and outstanding shares of ModiQuest Research B.V. (now referred to as IPA Europe) located in Oss, The Netherlands.

IPA Europe specializes in the generation of monoclonal antibodies (“mAbs”) against difficult target antigens. IPA Europe applies proprietary technologies to all aspects of the antibody discovery process in research and development, diagnostic and therapeutic applications. Using its proprietary ModiFuse™ (hybridoma electrofusion), ModiSelect™ (B cell selection) and ModiPhage™ (phage display) technologies, IPA Europe can generate very large panels of monoclonal antibodies from various backgrounds including mouse, rat, rabbit, chicken, llama and human, as well as transgenic animals harboring the human antibody gene repertoire.

Under the terms of the transaction, which was completed on April 5, 2018, the Company acquired IPA Europe and its sister entity, Immulease B.V. (“Immulease”), for an aggregate purchase price of €7,000,000 ($11,200,000) (the “Purchase Price”). Immulease is a holding company owning research equipment used in IPA Europe’s operations. €5,000,000 ($8,000,000) of the Purchase Price was paid on closing, consisting of €2,500,000 ($4,000,000) in cash and 6,600,399 common shares of the Company (valued at a price of €0.38 ($0.57) per share). The remaining €2,000,000 ($3,200,000) of the Purchase Price will be paid in three annual installments of consisting of equal parts cash and equity. The first deferred payment of €666,666 ($1,014,503), consisting of cash of €333,333 ($507,000) and 714,793 shares of the Company was made during the financial year ended April 30, 2019.

Acquisition of UPE

On August 22, 2017, the Company acquired all the issued and outstanding shares in UPE pursuant to the terms and conditions of a securities purchase agreement among the Company, UPE and the shareholders of UPE (the “U-Protein Agreement”). UPE is a company based in Utrecht, The Netherlands and holds the rights to proprietary expression technology used in antibody production. UPE is a CRO that offers fast and large-scale production of (mammalian) recombinant proteins and antibodies for research and pre-clinical applications.

Under the terms of the U-Protein Agreement, the Company acquired all of the issued and outstanding shares of UPE for €6,830,000 ($10,108,400) (the “Purchase Price”), of which (A) €2,734,732 ($4,047,390) was paid in cash on closing, (B) a total of 3,030,503 common shares of the Company were issued on closing, and (C) €2,047,634 ($3,030,498) in deferred payments over a three (3) year period (the “Deferred Payments”). The Deferred Payments may be made, at the election of the UPE shareholder, in cash or by the issuance of up to 3,030,498 common shares over a three-year period. As of the date of this Annual Report, the Company has satisfied the Deferred Payments in 2018 and 2019. The final Deferred Payment is due in December 2020. If the final Deferred Payment is not satisfied by the Company, the shareholders of UPE will be permitted to repurchase the shares of UPE from the Company at a fair market price.

As part of the U-Protein Agreement, the shareholders of UPE were issued a dividend of any cash in UPE above €500,000. In accordance with the U-Protein Agreement, the three principal shareholders of UPE executed on-going management and employment contracts, which include non-solicitation and non-competition clauses as well as performance incentives based on the net profits of UPE.

Establishes a New Full-Service B Cell Facility

In April 2018, the Company launched its new, innovative full-service B cell offering, located in Victoria, British Columbia, offering B cell screening, sorting and sequencing on a broad range of therapeutic-relevant protein families including GPCRs (G-protein coupled receptors) and other multi-membrane spanning proteins. A B cell facility permits the Company to increase the speed of antibody discovery platforms, maintains native antibody paring and provides antibodies of higher sensitivity and specificity.

Strengthened Management Team

In February 2018, the Company announced the appointment of Jennifer L. Bath as the new Chief Executive Officer and President. Dr. Bath’s appointment added significant senior leadership and scientific depth to the Company’s leadership team. Previously, Dr. Bath served in an executive role at Aldevron, LLC, as the Global Director, where she held both strategic and technical roles. She headed the global sales and client relations teams, and defined business strategies by applying knowledge based on science, technology and the market. In addition, Dr. Bath served as a key technical specialist, particularly for therapeutic antibody discovery, and was responsible for growth and retention of clients.

As part of the expansion of the Company’s senior leadership team, the Company also appointed Charles (Chip) Wheelock as the global Chief Technology Officer and Kari Graber as the Director of Global Client Services and Project Management.

Private Placement Financings

On August 22, 2017, as part of the acquisition of UPE, the Company completed a private placement, issuing 5,250,000 common shares at $1.00 per share for gross proceeds of $5,250,000. The Company also issued 281,100 common shares as finders’ fees.

On March 26, 2018, the Company completed a non-convertible debenture (the “Debentures”) financing in the principal amount of $4,002,000 (the “Offering”). The Debentures are unsecured, bear interest at a rate of 10% per annum, payable semi-annually, and were original due on September 26, 2019 (which have now been extended to March 26, 2020). Under the Offering, a holder of a Debenture received 37,500 detachable share purchase warrants (the “Warrants”) for every $25,000 of Debentures subscribed for by the holder. The Warrants are exercisable at $0.70 per share for a period of four years from the date of issue. The proceeds of the Offering were used to satisfy the closing cash payment to acquire IPA Europe and Immulease. In fiscal 2019, the Company settled $1,377,000 of previously issued debentures by issuing 1,377,000 Units at a price of $1.00 per Unit. Each Unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.25 for a period of two years from the date of issue.

Fiscal Year Ended 2019

Revenue Growth

The Company achieved record annual revenue of $10,926,268 in fiscal 2019 compared to $5,441,349 in fiscal 2018. This represents a 100% increase in revenue as a result of its completed acquisitions of IPA Europe and the Company’s ability to grow its core business and expand into higher revenue service offerings in therapeutic discovery.

Asset Building and New Service Offerings

While CRO services remain the mainstay of the Company, the Company has worked continuously on building an intellectual property estate and portfolio of proprietary methods and physical assets through collaborations, joint ventures, acquisitions and in-licensing. The onboarding of existing assets with regard to equipment, technologies, IP and licenses within the Company’s European operations has been compounded by active research and development at all operational sites this year.

The Company also added the following key new service offerings in fiscal 2019:

•	Phage-Display Antibody Platforms. Allows the Company to generate monoclonal antibodies in a diverse range of species against complex protein structures.

•

Genetic Immunization Platform. The Company’s advanced genetic immunization strategies are applicable in multiple species, including transgenics, and across all discovery platforms. Through the Company’s in-house developed vectors, its protocol produces native protein with appropriate post-transcriptional modifications in vivo.

•

DeepDisplayTM. DeepDisplay is a service offering in therapeutic discovery to select rare, fully human antibodies. The combination of transgenic animal immunization with phage display antibody selection delivers the most therapeutically relevant antibodies in a shorter time period with the highest probability of success compared to conventional technologies.

Talem Therapeutics

The Company formed Talem Therapeutics, LLC (“Talem”), based in Cambridge, Massachusetts, to create, advance and partner therapeutic antibodies, discovery programs. Talem is structured to secure assets during their discovery and development stage and seek out strategic partnerships with pharmaceutical and biotech companies, where it will aid in the out-licensing or sale of the therapeutics. The ability for investors to support individual assets or portfolios in Talem generates an asymmetrical opportunity for investments, while avoiding the Company shareholders dilution. The depth and speed of the Company’s offerings enables Talem to customize each program and leverages the Company’s expertise and technologies in antibody discovery.

Immusys B.V. Amendment, Termination and Settlement Agreement

On March 14, 2019, the Company entered into an amendment, termination and settlement agreement among the Company, ImmunoPrecise Netherlands B.V., Immusys B.V., Modiquest Research B.V., Immulease B.V. and Mr. Jozef Maria Raats (the “Amendment, Termination and Settlement Agreement”) pursuant to which (i) the management agreement that had been entered into between ModiQuest Research B.V. and Immusys B.V. was terminated with an effective termination date of March 1, 2019; and (ii) Immusys resigned as a managing director of ModiQuest Research B.V. and Mr. Raats, Immusys B.V.’s sole shareholder, resigned as the managing director of UPE. Under the terms of the Amendment, Termination and Settlement Agreement, the Company paid Immusys a cash settlement amount of €1,000,000 to be paid out in three separate instalments: (i) €333,333 on March 20, 2019; (ii) €335,555 on May 1, 2020; and (iii) €333,556 on May 1, 2021 as well as a share settlement amount equal to €1,000,000 to be paid out in Common Shares (calculated as the greater of (a) $0.57 per Common Shares or (b) a 10 day closing price as quoted on the TSXV) in three separate instalments: (i) €335,555 on March 31, 2019; (ii) €335,555 after April 30, 2020 but no later than May 15, 2020; and (iii) €335,556 after April 30, 2021 but no later than May 15, 2021.

New Headquarters and Species Agnostic B Cell Offerings

In May 2018, the Company opened its U.S. headquarters in Fargo, North Dakota. The opening of a U.S. headquarters in Fargo, North Dakota allows the Company to take advantage of a U.S. location that has a significant and diverse economy with a strong history of supporting global life science companies.

In July 2018, the Company launched its European B cell expansion at IPA Europe. Similar to the Company’s existing B cell facility in Victoria, British Columbia, a European B cell service allows the Company to accelerate international growth and meet the international demand of its CRO services.

Key Additions to the Management Team

In February 2019, the Company appointed Lisa Helbling as Chief Financial Officer. Ms. Helbling has brought over 30 years of experience in accounting, financing, and business development within the public markets and has a demonstrated ability to manage financial and operational challenges while governing a dynamic and growing business.

Private Placement Financings

On June 18, 2018, the Company completed a non-brokered private placement financing of 875,000 units at a price of $0.80 per unit for gross proceeds of $700,000. Each unit consisted of one share and one share purchase warrant, with each warrant exercisable at $1.00 per share for a period of one year from the date of issue.

On September 27, 2018, the Company completed a non-brokered private placement financing by issuing a total of 9,102,500 units (“Units”) of the Company at a price of $1.00 per Unit for gross proceeds of $9,102,500. Each Unit sold in the financing consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.25 for a period of two years from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the Company’s volume weighted average price trades at a price equal to or greater than $1.75 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right.

Fiscal Year Ended 2020

The Company achieved revenues of $14,057,927 during the year ended April 30, 2020, compared to revenues of $10,926,268 in the 2019 fiscal year. This represents a 29% increase in revenue for the year. The increasing revenue trend is due to increases in both volume and financial values of client contracts as a result of continued focus on expanding the breadth and depth of services offered, new client onboarding including top pharma companies, and growing its core existing client business.

Commitments

The Company entered into an operating lease for a piece of equipment for its Victoria, BC, Canada laboratory space on April 29, 2020. The lease commenced on May 15, 2020 with a 36-month term. The monthly lease payment is US$15,829. The Company has a right to purchase the equipment at fair market value at the end of the lease term.

SARS-CoV-2 Therapeutic Research

In February 2020, IPA announced its commitment to developing innovative vaccines and therapeutics against the SARS-CoV-2 spike protein, using their proprietary discovery platforms in an exceptionally broad, global campaign. The Company’s objective was further clarified in March, when IPA defined their PolyTopeTM approach, utilizing highly characterized protein and antibody combinations targeting multiple epitopes and mechanisms of virus evasion. This approach is designed to provide maximum clinical benefit against both current and future variants and strains of the virus by combining well-defined and fully characterized, protective antibodies (for therapeutics) and epitopes (for vaccines). The Company’s use of high-throughput binding assays, computational optimization (Artemis™), and protein interaction analyses has yielded valuable data sets for informed preclinical lead selection.

Talem Therapeutics

In April 2020, Talem entered into a research license agreement with Janssen Research & Development. The agreement, which provided Janssen exclusive access to a panel of novel, monoclonal antibodies, is anticipated to be the first of many out-licensing deals. The financial details of the transaction were not disclosed at the request of Janssen. The aggressive advancement of Talem’s pipeline is a key priority for IPA, and the Company expects to complete multiple commercial deals in Talem in the fiscal year 2021.

Private Placement Financing

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2,592,000. On May 27, 2020, the Company issued an additional $35,000 of the 10% New Debentures. In total, the Company issued

$2,627,000 of the New Debentures. The New Debentures are unsecured, bear interest at a rate of 10% per year and payable annually. The maturity date is May 15, 2022 for $2,592,000 of the New Debentures and May 22, 2022 for $35,000 of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $0.85 per share. The Company may force convert the principal amount of the New Debentures at $0.85 per share if the average closing price is equal to or greater than $1.50 for 20 trading days. The Company paid finders cash commissions totaling $44,750.

New Laboratory Build and Manufacturing Capabilities

The Company has continued to invest significantly in ROI-generating capacity through UPE, committing to a new laboratory build and equipment purchases in order to support its growth. In January 2020, UPE signed a long-term lease contract for a new multi-tenant building dedicated to the life sciences at the Utrecht Science Park alongside important stakeholders such as Genmab B.V. and Merus N.V. The Company expects UPE to take occupancy at this location in 2022.

Furthermore, along with Codex DNA, Inc. (formerly SGI-DNA, Inc.), the Company announced in January 2020 that UPE had integrated Codex DNA’s benchtop automated DNA printer, making the Company the first CRO in Europe to integrate the BioXp™ 3200 System in its workflow. As a result of this achievement, the Company aims to positively impact its manufacturing capacities by reducing the antibody design-synthesis-screening timeline, providing clear advantages to its partners.

Research License Agreement

In April 2020, Talem entered into a research license agreement with Janssen Research & Development, LLC, providing Janssen with exclusive access to a panel of novel, monoclonal antibodies against an undisclosed target. Pursuant to this agreement, Janssen holds an option to acquire all commercial rights to the antibodies.

New Service Offerings

Subsequent to the fiscal year ended April 30, 2019, the Company has continued to focus advanced service offerings for therapeutic discovery as set out below:

•

Abthena™ bispecific antibody platform. Abthena bispecifics have the ability to bind two different molecules with a single antibody, increasing the therapeutic effectiveness of targeting infectious diseases, payload delivery and functional activity toward challenging targets.

•

Integrating SGI-DNA’s benchtop automated DNA printer. The Company has integrated SGI- DNA’s benchtop automated DNA printer, BioXp 3200, to accelerate antibody discovery and manufacturing services at its European facilities.

Key Additions to the Board and Management Team

In October 2019, the Company appointed Dr. Stefan Lang as Chief Business Officer. Dr. Lang has more than 20 years of experience as a senior executive in the biotechnology industry. He has an impressive breadth of leadership within the biotech industry, including experience working at the organizational level and as a globally-recognized and respected leader in antibody business development. In his most recent role, Dr. Lang worked in an executive role at Aldevron LLC, as the Vice President of Business Development, with his main focus on corporate strategy, R&D innovation, sales and business development. Prior to Aldevron, he worked at GENOVAC, a pioneer in genetic immunization for antibody generation. In this newly created role, Dr. Lang be responsible for corporate and business development initiatives, as well as corporate and product strategic planning.

Also, in October 2019, the Company appointed Brian Lundstrom as a member of the Board of Directors. Mr. Lundstrom has over 30 years’ protein and antibody therapeutic business experience and was appointed to work actively with management to further strengthen the Company’s strategic and commercial growth commitment to industry-leading therapeutic antibody discovery for both its clients and the company’s emerging internal pipeline.

In April 2020, the Company appointed Dr. Yasmina Abdiche as Chief Scientific Officer. Dr. Abdiche was previously CSO at Carterra, where she helped to transition the LSA antibody screening technology to global commercialization. Prior to that, she had a twelve-year career at Rinat, Pfizer’s biotherapeutic site, where she led a core team of analytical scientists performing antibody characterization on label-free biosensors. Dr. Abdiche holds over twelve issued patents in the antibody space and is co-inventor of a PD-1 inhibitor (Sasanlimab, PF06801591, RN888) currently in clinical trials for various cancer types and of a market-approved anti-CGRP antibody for migraine, Ajovy. Dr. Abdiche will be responsible for leading the Company’s research and development programs and services, including its on-going COVID-19 asset development.

Subsequent to Fiscal Year Ended 2020

Funding

In April 2020, the company was awarded US$75,000 in grant funds from the North Dakota Department of Agriculture through the state’s Bioscience Innovation Grant program to assist with expenses related to its PolyTope SARS-CoV-2 programs and was reimbursed in July after demonstrating a total spend in excess of $100,000 to satisfy the minimum 25% required match.

In June 2020, the Company was granted funding by TRANSVAC2, a European vaccine network, to cover the costs of a preclinical vaccine study of one of the Company’s vaccine candidates in a collaboration with LiteVax B.V.

In July 2020, the Company was awarded the Biosciences CARES grant from the Department of Agriculture of the State of North Dakota for the amount of US$1,500,000 to support the discovery, development and testing of SARS-CoV-2 therapeutic candidates. The total grant project cost is US$2,000,000 for which the Subgrantee’s must contribute an amount not less than 25% of the grant project cost or US$500,000. The amount earned for the year ended April 30, 2020 of approximately US$158,000 has been accrued and recorded in other income.

Most recently, the Company has had grants approved in the amount of approximately $55,000 in the form of reduced costs of services performed from the Canadian National Research Council’s (“NRC”) Innovation Research Assistance Program, to support collaborative research with the NRC.

The total grant project cost is US$2,000,000 for which the Subgrantee’s must contribute an amount not less than 25% of the grant project cost or USD$500,000. The amount earned for the year ended April 30, 2020 of approximately USD$158,000 has been accrued and recorded in other income.

Deferred Settlement Payments

Subsequent to April 30, 2020, the Company made the second deferred payment pursuant to the Amendment, Termination and Settlement Agreement, by making a cash payment of €335,555 (CAD$518,533) and issuing 664,163 common shares of the Company with a fair value of $511,406.

Issuance of Stock Options

Subsequent to April 30, 2020 and on August 13, 2020, the Company granted 250,000 stock options, exercisable at $1.50 per option. The options are subject to vesting conditions and 25% of the stock options vest every three months. The options have an expiration date of August 13, 2023.

Collaboration Agreement

In October 2020, Talem entered into a collaboration with Twist Bioscience Corporation (“Twist”) in order to expand its antibody pipeline on a wider range of oncology targets, combining their expertise in a highly collaborative manner to discover novel antibody therapeutics. The Company will contribute targets of interest with relevant background data, and the genetic sequences encoding for lead antibodies against the selected targets. Twist Biopharma, a division of Twist, will design synthetic antibody libraries based on the provided antibody repertoire sequences from immunized animals to discover optimized, humanized lead antibody candidates.

Nasdaq Listing

On September 10, 2020, the Company announced that it had commenced the application process to list the Common Shares on the Nasdaq Capital Market. Listing of the Company’s Common Shares on Nasdaq remains subject to satisfaction of all applicable listing requirements.

Common Share Consolidation

On November 4, 2020, the Company announced that it intended to complete a consolidation of its issued and outstanding Common Shares on the basis of one (1) new Common Share for every five (5) issued and outstanding Common Shares (the “Consolidation”). Completion of the Consolidation remains subject to the approval of the TSX Venture Exchange (the “TSXV”).

Base Shelf Prospectus Filing

On November 6, 2020, the Company filed a preliminary base shelf prospectus (the “Preliminary Shelf Prospectus”) with the securities commissions each of the provinces of Canada except Quebec and a and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

When made final or effective, the Preliminary Shelf Prospectus and corresponding Registration Statement will allow the Company to undertake offerings of Common Shares, preferred shares, debt securities, warrants, units and subscription receipts, or any combination thereof, up to an aggregate total of $150,000,000 from time to time during the 25-month period that the final short form base shelf prospectus remains effective. Once the Preliminary Base Shelf is made final or effective, the securities qualified thereunder may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include “at-the-market” transactions, public offerings or strategic investments. The specific terms of any offering of the Company’s securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators.

BUSINESS

Overview

The Company has emerged as a recognized, full-service, biologics contract research organisation (“CRO”) with global operations. A CRO is a company that provides support to the pharmaceutical, biotechnology and medical device industries in the form of research services outsourced to them on a contract basis. The Company is innovation-driven and is strategically positioned - both geographically and scientifically - to provide highly customized, human, therapeutic antibodies. The Company offers a cohesive and extensive portfolio in the protein and antibody research, manufacturing and validation continuum. The Company’s full-service package allows it to assist clients from the moment they identify a therapeutic target to the time they are preparing to apply for investigational review of the clinical product.

Products and Services

CRO Services

The Company’s CRO services include, but are not limited to, proprietary B cell sorting, screening and sequencing; custom, immune and naïve phage display production and screening; expertise with transgenic animals and multi-species antibody discovery; bi-specific, tri-specific, VHH, and VNAR (shark) antibody manufacturing; DNA cloning, protein and antibody downstream processing, purification in gram scale levels, characterization and validation; antibody engineering; transient and stable cell line generation; antibody optimization and humanization; hybridoma production with multiplexed, high-throughput screening and clone-picking; cryopreservation; and custom antigen modeling, design and manufacturing.

Moreover, in the past 18 months, the Company has gained increasing recognition as a rising leader in the biologics, CRO space, with a focus on organic growth through market penetration and service diversification, as well as strategic expansion with platform and process integration. Furthermore, end-to-end services have been leveraged through acquisition, enabling a steady foundation for future growth.

IPA Canada and IPA Europe have both been designated as approved CROs for the world’s leading, transgenic animal platform producing human antibodies, and exercised an advantage in optimizing services for various transgenic animal vendors. The Company made strategic investments in R&D activities to develop proprietary technologies enabling the application of their B cell Select™ and DeepDisplay™ platforms to address a range of transgenic animal species and strains.

The Company’s key CRO services are set forth in detail below:

Service	Details
B cell SelectTM	In 2018, the Company built on its decade of experience in single B cell interrogation to offer B cell services in both North America and Europe on species agnostic platforms, including the use of transgenic, humanized animals. These services are offered for a broad range of therapeutically relevant protein families, including GPCRs and other challenging, membrane-spanning proteins. The Company’s B cell Select™ platforms enable antibody screening directly from B cells, facilitating the analysis of a more diverse set of antibodies, and for faster, deeper screening compared to traditional technologies. By adding a high throughput, label-free Octet HTX biosensor (under the tradenames FortéBio, Sartorius) at IPA Canada, the Company uses a state-of-the-art high throughput platform that facilitates the rapid characterization and development of lead antibody candidates and addresses the need for increased speed and sample throughput when characterizing large panels of therapeutic antibody candidates, which are generated with its B cell or library-based platforms.

Phage Display	The Company’s phage display services are based on building custom immune libraries from multiple species, including transgenic animals, or, alternatively, the selection of antigen-specific, recombinant antibody fragments from its proprietary human or llama phage libraries. The proprietary libraries have been made from human auto-immune (diseased) patients and naïve (healthy donors) scFv (single chain fragment variable) repertoires, as well as from naïve llama (VHH) repertoires. Custom immune libraries are prepared from blood, spleen, lymph nodes, and bone marrow of immunized animals and aim to capture the entire immune repertoire for panning, rescue, and identification of unique antibodies with pre-specified characteristics.

Service	Details
DeepDisplay™	A powerful new technology utilizing a combination of Ligand’s OmniAb® transgenic animal platform and ImmunoPrecise Antibodies’ custom phage display antibody selection.

Abthena™ Bispecifics	The Company’s bispecific Abthena™ technology complements its diverse discovery process, integrating seamlessly with the Artemis™ Intelligence Metadata (AIM)™ capabilities, to enable rapid turnaround on additional algorithmic outputs in therapeutic antibody optimization, stability, affinity, and manufacturability.

LucinaTechTM Humanization	The Company provides a robust and efficient antibody humanization service, which consistently retains affinity and specificity levels. The approach is based on state-of-the-art in silico antibody modeling to identify essential framework and CDR residues for grafting onto a human antibody framework.

Affinity Maturation	Antibody affinity is important in therapeutic and diagnostic applications. The Company’s affinity maturation service can improve antibody affinities. The Company applies different strategies to increase the affinity of the antibody, including gene shuffling and random mutagenesis.

Immunization, hybridoma, sequencing	The Company offers antibody development services including a variety of immunization methods: Rapid Prime immunization, DNA immunization (NonaVac™), cell-based immunization (ModiVacc™), electro- fusion and hybridoma generation using semi-solid media and clone picking, as well as high throughput, multiplexed screening methods. With ImmunoProtect™, the DNA sequence of the antibody is determined and can be used to express the antibody recombinantly.

rPEx protein manufacturing	The Company provides large-scale production of recombinant mammalian proteins and antibodies for research and preclinical applications. With a track record of successfully producing difficult-to-express proteins and antibodies (e.g. Fc-fusion proteins and bispecific antibodies), the Company offers gram scale production with low endotoxin levels.

Cell line development	Using its proprietary vectors, the Company offers stable cell line development services (non GMP) of target proteins or antibodies adapted to specific growth conditions and media.

In fiscal 2020, the Company’s CRO services accounted for 96% (2019: 95%) of the revenue of the Company.

Therapeutic Discovery Program

While CRO services are the mainstay of the Company, ImmunoPrecise has worked continuously on building an intellectual property estate and portfolio of proprietary methods and physical assets through collaborations, joint ventures, acquisitions and in-licensing. The Company has invested strategically invested in the development and licensing of antibody discovery platforms and related intellectual property assets. The onboarding of existing assets with regard to equipment, technologies, IP and licenses within the Company’s EU operations has been compounded by active research and development at all operational sites this year, including the on-going development of new service offerings to be rolled out in the fiscal year 2020, but more notably, internal discovery programs focused on novel, therapeutic antibodies, primarily in the field of immuno-oncology.

The Company formed Talem Therapeutics (“Talem”), based in Cambridge, Massachusetts, to support its internal and partnered therapeutic, discovery programs. Talem offers strategic partnerships with pharma and biotech companies and is the only company to offer these services as a partnership in OmniAb transgenic animals using their own license. The ability for investors to support individual assets or portfolios generates an asymmetrical opportunity for investments, while avoiding ImmunoPrecise shareholder dilution. The depth and speed of IPA’s offerings enables Talem to customize each program and leverages the Company’s expertise and technologies in the antibody discovery.

Production of Services

The Company’s operations are carried out globally in three separate facilities: Victoria British, Columbia (IPA Canada) and Utrecht and Oss, the Netherlands (UPE and IPA Europe).

IPA Canada’s new laboratory in Victoria is located at a fully operational antibody production facility that effectively doubles its revenue generating capacity. To drive the execution of its strategic and growth initiatives, the Company continues to focus on the recruitment of scientific and technical staff, development of new technical training programs and a commitment to integrate continuous improvement and quality management methodologies.

UPE, situated in the Dutch biotechnology hub of Utrecht, The Netherlands, has been a staple in the recombinant protein community, operating for over 17 years, and specializing in the manufacture of complex proteins and antibodies in a variety of formats, and from a range of mammalian cell types. Their streamlined and efficient operations have enabled them to successfully support over 6,000 different programs, with over a 90% success rate, for pharmaceutical and biotechnology industries as well as leading, academic institutions. In a seamless coordination, their operations also support the downstream expression and purification of the antibodies originating from the B cell Select programs, enabling validation of the platform’s outputs and comprehensive deliverables for clients. The site also has a global, exclusive license from Stanford University for the marketing and sales of the novel protein, Wnt surrogate Fc, which they co-developed.

IPA Europe’s contribution in services and intellectual property to the Company after its acquisition have been substantial. The integration of IPA Europe significantly expanded the Company’s services portfolio including affinity maturation, humanization, functional assay design and development, naïve and disease human scFv libraries, naïve llama scFv libraries, and proprietary methods of immunization against conformational targets (e.g. ModiVacc™ mouse lymphoid tumor immunization and DNA immunization technologies). Adding to their proprietary services, IPA Europe developed and rolled-out the aforementioned DeepDisplay service for the discovery of fully human antibodies using transgenic animal immunization and custom phage display.

Intellectual Property

The Company has initiated the protection of new innovation in its product pipeline and has trademarked its ImmunoProtect™, Rapid Prime™ and rPExTM technologies. Currently, the Company has applied for one patent application and is in the process of applying for additional patent applications relating to its proprietary technology. Its intellectual property strategy has been to protect its intellectual property primarily through a combination of trade secrets and copyright. See also “Risk Factors”.

The Company continues to develop new products such as synthetic estrogen receptor modulator tracker; quantitative self, biomarkers and screening methodologies, production of specific antibodies; screening services and data mining methodologies which will provide expansion and new commercial opportunities for the Company.

Specialized Skill and Knowledge

The Company’s qualified staff of research and development scientists with experience in biotechnology and pharmaceutical sector, academic research and government. The Company brings 30 years of experience in the production of antibodies and has a strong reputation for the delivery of a high standard of quality and professional antibody services and products.

Further, the Company has an in-house research staff, including a number of research scientists with MSc and cadre technical staff, innovating proprietary Rapid Prime immunization, single step cloning using semi-solid media for HAT selection of hybridomas, and B cell selection and screening.

Competitive Conditions

The Company competes primarily against other full-service CROs as well as services provided by in-house research and development, or R&D, departments of biopharmaceutical companies. The Company’s major CRO competitors include Abveris Inc., Genovac GmbH (formerly part of Aldevron LLC), Antibody Solutions, Genscript Biotech Corp, Lake Pharma Inc., and several specialty and regional CROs.

Competitive factors in the industry in which the Company operates include, but are not limited to, experience within specific therapeutic areas, quality of staff and services, reliability, range of provided services, ability to recruit principal investigators and patients into studies expeditiously, ability to organize and manage large-scale, global clinical trials, global presence with strategically located facilities, speed to completion, price and overall value. The Company believes it competes effectively with its competitors across these factors, particularly due to its full-service operating model, its therapeutic expertise, its global platform and its experienced and committed management team. However, some of the Company’s competitors have greater financial resources and a wider range of service offerings over a greater geographic area than we do, which could put us at a competitive disadvantage with respect to these competitors. Many are also well known for niche specialities such as antibody development against glycosylated peptides or specific chemical modifications, specialties that the Company also houses, but is not yet well known for, which could put the Company at a competitive disadvantage with respect to these competitors.

Many competitors offer custom antibody production services in addition to large catalogues of antibodies available for sale through their websites. Over the years a number of competitors have been acquired and merged into larger companies, particularly larger laboratory facilities.

The R&D Antibodies market is highly fragmented and served by numerous small suppliers of a similar size and scale to the Company, and no single company appears to dominate the market.

Regulatory Environment

The development, testing, manufacturing, labeling, storage and approval of antibody and therapeutic products are subject to regulation by various government authorities in Canada and Europe. Companies in the pharmaceutical and biotechnology industries, such as the Company’s clients, that carry out clinical trials are subject to stringent regulations. These regulations apply to the Company’s clients and are generally applicable to us when we are providing services to our clients. Consequently, the Company must comply with relevant laws and regulations in the conduct of its business. The Company is in compliance with all Canadian and European regulations regarding the on-going operation of its laboratory facilities and delivery of all its products and services.

Seasonality

Sales of the Company’s products and services are not subject to seasonality fluctuations.

Changes to Contracts

The Company uses a standard Master Services Agreement (“MSA”) with all customers for custom monoclonal and polyclonal antibodies and peptide protection and does not anticipate any changes in its MSA. The Company has a standard form of contract for its other services and anticipates development of a standard license agreement to take advantage of new licensing opportunities.

Foreign Operations

The Company currently conducts operations in Canada and Europe and distributes and offers its products and services globally. As such, it does not anticipate any risks associated with foreign operations.

Market for Products

Market Segment and Geographic Areas

The market worth of therapeutic antibodies in 2018 was U.S.$115 billion. According to a study published in the Journal of Biomedical Science in January 2020. it is estimated that the human therapeutic antibody market will grow to U.S.$300 billion in 2025. Growth drivers in the antibody market are as follows:

•	Increasing research and development expenditures in the life science sector and in the therapeutics industry

•	Emergence of innovative, facilitating platforms

•	Growing demand for revolutionary therapies for major diseases as populations age and life expectancies increase

•	Growing emphasis on antibody development at CROs

•	Increasing applications in the environmental sectors

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Biopharmaceuticals is the fastest growing pharma sector. This market is mainly dominated by large pharmaceutical companies, like Abbvie, Novartis, Roche and Johnson & Johnson. Companies are currently sponsoring clinical studies for more than 570 monoclonal antibodies (mAbs). Of these, approximately 90% are early-stage studies designed to assess safety (Phase I) or safety and preliminary efficacy (Phase I/II or Phase II) in patient populations.

The global immunoassay market is estimated to accumulate US$37,987.8 million by the year 2027. According to MarketStudyReport.com, the global immunoassay market was worth US$21,800 million in 2018 and is anticipated to grow with a compound annual growth rate (“CAGR”) of 6.5% through the year 2027.

In recent years, the number of monoclonal antibody drugs approved for commercialization has proliferated, with 79 approved and available on the market as of December 2019. According to a 2017 report from FiercePharma.com, it is expected that 9 of the 15 best-selling drugs worldwide in 2022 will be monoclonal antibody drugs, the fastest growing segment in the bio-pharmaceutical market.

The protein- and antibody-related service and product market is expected to grow with a CAGR of 6.2% by 2027 to U.S.$5.6 billion, according to GrandViewResearch.com.

Prior to the acquisitions of UPE and IPA Europe, the Company focused on serving primarily the diagnostic antibody market in North America. Since such acquisitions, the Company has redirected most of its focus to the therapeutic antibody market and delivering an expanded portfolio of products and services to customers in Europe, a broader segment of North America and the rest of the world.

Marketing Plan and Strategies

Market Acceptance

The Company has a long-standing acceptance of its customized antibodies and peptide production services in the market. The Company believes that the market acceptance of its products will continue as it organically grows its business, optimizes its laboratory, new sales and marketing capacity and production process to support long-term growth. Further, the Company is one of the few approved CROs for multiple transgenic animal providers on the market, enabling the faster development of therapeutic antibodies. Among 28 human antibodies approved by the FDA between 2002 and 2019, 19 were animal derived and only 9 generated by phage display.

Bankruptcy and Similar Procedures

The Company does not have any bankruptcy, receivership or similar proceedings or any voluntary bankruptcy, receivership or similar proceedings within the three most recently completed financial years or completed during or proposed for the current financial year.

RISK FACTORS

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. The risks described below are not the only ones the Company will face. If any of these risks actually occurs, the Company business, financial condition or results of operations may be materially and adversely affected. In that case, the trading price of the Company’s securities could decline and investors in such securities could lose all or part of their investment.

Negative Operating Cash Flow and Going Concern

The Company has negative cash flow from operating activities and has historically incurred net losses. There is no assurance that the Company will generate sufficient revenues in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company expects to need to raise additional funds through issuances of securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. The independent auditor’s report on the Company’s consolidated financial statements draws attention to the material uncertainty that may cast doubt on the Company’s ability to continue as a going concern. Importantly, the inclusion in the Company’s financial statements of a going concern opinion may negatively impact the Company’s ability to raise future financing. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets, or curtail or discontinue the Company’s operations. If any of these events happen, investors may lose all or part of their investment.

Liquidity and Future Financing Risk

Although the Company is a going concern, the Company does not have cash reserves for funding future growth and expansion and therefore may require additional financing in order to fund future growth in operations and expansion plans. The Company’s ability to secure any required financing to sustain its operations will depend in part upon prevailing capital market conditions, as well as the Company’s business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to the Company’s management. If additional financing is raised by issuing shares of the Company, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may be required to scale back its business plan.

Financial Position and Additional Needs for Liquidity and Capital

The Company is a biopharmaceutical company focused on the development of novel, therapeutic antibodies. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. The Company does not have any products approved by regulatory authorities and has not generated substantial revenues from collaboration and licensing agreements or clinical product sales to date, and has incurred significant research, development and other expenses related to ongoing operations and expects to continue to incur such expenses. As a result, the Company has not been profitable and has incurred operating losses in every reporting period since its inception and has a significant accumulated deficit. Operating costs are expected to increase in the near term as the Company continues product development efforts and expects to continue until such time as any future product sales, royalty payments, licensing fees, and/or milestone payments are sufficient to generate revenues to fund continuing operations. In addition, the Company’s operating expenses are expected to increase compared to last year as a result of its U.S. public reporting company status. The Company is unable to predict the extent of any future losses or when this business section will become profitable, if ever. Even if the Company achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Strategic Alliances

The Company currently has, and may in the future enter into, strategic alliances with third parties that the Company believes will complement or augment its existing business. The Company’s ability to enter into strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operation.

The Company may not be able to enter into collaboration agreements on terms favorable to the Company or at all. Furthermore, some of those agreements may give substantial responsibility over the Company’s drug candidates to the collaborator.

If the Company enters into collaboration agreements for one or more of its drug candidates, the success of such drug candidates will depend in great part upon the Company’s and its collaborators’ success in promoting them as superior to other treatment alternatives. The Company believes that its drug candidates may be proven to offer disease treatment with notable advantages over other drugs. However, there can be no assurance that the Company will be able to prove these advantages or that the advantages will be sufficient to support the successful commercialization of its drug candidates.

Regulatory or Agency Proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operations.

Litigation Risk

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be decided against the Company, such a decision could adversely affect the Company’s ability to continue operating and the value of the Company’s securities and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Intellectual Property Protection

The Company’s success will depend on its ability to obtain, protect and enforce patents on its technology and products. Any patents that the Company may own or license in the future may not afford meaningful protection for its technology and products. The Company’s efforts to enforce and maintain its intellectual property rights may not be successful and may result in substantial costs and diversion of management time. In addition, others may challenge patents the Company may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable or it may be forced to stop using the technology covered by these patents or to license the technology from third parties. In addition, current and future patent applications on which the Company depends may not result in the issuance of patents. Even if the Company’s rights are valid, enforceable and broad in scope, competitors may develop products based on similar technology that is not covered by the Company’s patents. Further, since there is a substantial backlog of patent applications at the various patent offices, the approval or rejection of the Company and its competitors’ patent applications may take several years.

In addition to patent protection, the Company also relies on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of the Company’s trade secrets and proprietary information, the Company requires its employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide the Company with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, like many companies in the Company’s industry, the Company may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities the Company conducts. In some situations, the Company’s confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom its employees, consultants or advisors have prior employment or consulting relationships. Although the Company require its employees and consultants to maintain the confidentiality of all confidential information of previous employers, the Company or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to its trade secrets. The Company’s failure to protect its proprietary information and techniques may inhibit or limit its ability to exclude certain competitors from the market and execute its business strategies.

Regulatory Approval Processes

The Company’s businesses are subject to certain laws, regulations, and guidelines. Although the Company intends to comply with all such laws, regulations, and guidelines there is no guarantee that the governing laws and regulations will not change which will be outside of the Company’s control. Numerous statutes and regulations govern the preclinical and clinical development, manufacture and sale, and post-marketing responsibilities for non-therapeutic and human therapeutic products in the United States, European Union, Canada, Australia and other countries that are the intended markets for current and future product candidates. Such legislation and regulation governs the approval of manufacturing facilities, the testing procedures, and controlled research that must be carried out, and the preclinical and clinical data that must be collected prior to marketing approval. The Company’s R&D efforts, as well as any future clinical trials, and the manufacturing and marketing of any products the Company may develop, will be subject to and restricted by such extensive regulation.

The process of obtaining necessary regulatory approvals is lengthy, expensive, and uncertain. The Company may fail to obtain the necessary approvals to commence or continue clinical testing or to manufacture or market potential products in reasonable time frames, if at all. In addition, governmental authorities may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products the Company may develop.

Completing clinical testing and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources of the Company. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by the various regulatory authorities if it is determined at any time that the subjects or patients are being exposed to unacceptable risks.

Any failure or delay in obtaining regulatory approvals would adversely affect the Company’s ability to utilize its technology and would therefore adversely affect its operations. Furthermore, no assurance can be given that the Company’s current or future product candidates will prove to be safe and effective in clinical trials or that such product candidates will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed. Furthermore, product approvals may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

Publicly Announced Milestones

From time to time, the Company may announce the timing of certain events which are expected to occur, such as the anticipated timing of results from clinical trials. These statements are forward-looking and are based on the best estimates of management at the time. However, the actual timing of such events may differ significantly from what has been publicly disclosed. The timing of events such as the initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or an announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a CMO or CRO or any other event having the effect of delaying the publicly announced timeline. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on the Company’s business plan, financial condition or operating results, and the trading price of the Common Shares.

Business Development and Marketing Strategies

The Company’s future growth and profitability will depend on the effectiveness and efficiency of its national and international business development and marketing and sales strategy, including the Company’s ability to (i) grow brand recognition for its services internationally; (ii) determine appropriate business development, marketing and sales strategies and (iii) maintain acceptable operating margins on such costs. There can be no assurance that business development, marketing and sales costs will result in revenues for the Company’s business in the future, or will generate awareness of the Company’s products and services. In addition, no assurance can be given that the Company will be able to manage the Company’s business development, marketing and sales costs on a cost-effective basis.

Competition

Although the Company believes that there are only a limited number of full-service, biologics, CRO firms, the Company may face intense competition in selling its products and services. Some competitors may have marketing, financial, development and personnel resources which exceed those of the Company. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the Company’s business, financial condition and results of operations. To remain competitive, the Company believes that it must effectively and economically provide: (i) products and services that satisfy client demands, (ii) superior client service, (iii) high levels of quality and reliability, and (iv) dependable and efficient distribution networks. Increased competition may require the Company to reduce prices or increase spending on sales and marketing and client support, which may have a material adverse effect on its financial condition and results of operations. Any decrease in the quality of the Company’s products or level of service to clients or any occurrence of a price war among the Company’s competitors may adversely affect the business and results of operations. Client reach, service and on-time delivery will continue to be a hallmark of the

Company’s ability to compete with other market players. Further, the acquisitions translate to spreading the Company’s footprint on two continents. In addition, the Company has deployed a sales team tasked with continually sourcing and providing market intelligence as part of its activities.

Market Perception of Smaller Companies

Market perception of smaller companies may change, potentially affecting the value of investors’ holdings and the ability of the Company to raise further funds through the issue of further Common Shares or otherwise. The share price of publicly traded smaller companies can be highly volatile. The value of the Common Shares may go down as well as up and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Common Shares, results of operations, changes in earnings estimates or changes in general market, economic and political conditions.

Research and Development and Product Development

The Company is a life science company that makes customized antibodies and is engaged in the research and product development of new antibodies, processes, procedures and innovative approaches to the antibody production. The Company has been engaged in such research and development activities for over 30 years and has had significant success. Continued investment in retaining key scientific staff, as well as an ongoing commitment in research and development activities, will continue to be a cornerstone in the Company’s development of new services, processes, and competitive advantages such as Rapid Prime, B cell Select™, DeepDisplay™ and its methods for the production of human antibodies. The Company realizes that such research and product development activities endeavour, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies. Furthermore, if it does not achieve sufficient market acceptance of its expansion of its commercialization of its products and services, it will be difficult for the Company to achieve consistent profitability. The Company’s marketing and sales approach and external sales personnel continues to introduce a steady stream of new clients.

Management of Growth

The Company may be subject to growth-related risks including pressure on its internal systems and controls. The Company ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. The Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Selection and Integration of Acquired Businesses and Technologies

The Company has expanded its business through acquisitions. The Company may plan to continue to acquire businesses and technologies and form strategic alliances. However, businesses and technologies may not be available on terms and conditions the Company finds acceptable. The Company risks spending time and money investigating and negotiating with potential acquisition or alliance partners, but not completing transactions.

Acquisitions and alliances involve numerous risks which may include:

•	difficulties in achieving business and financial success;

•	difficulties and expenses incurred in assimilating and integrating operations, services, products, technologies or pre-existing relationships with the Company’s clients, distributors and suppliers;

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challenges with developing and operating new businesses, including those that are materially different from the Company’s existing businesses and that may require the development or acquisition of new internal capabilities and expertise;

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potential losses resulting from undiscovered liabilities of acquired companies that are not covered by the indemnification the Company’s may obtain from the seller or the insurance acquired in connection with the transaction;

•	loss of key employees;

•	the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies;

•	diversion of management’s attention from other business concerns;

•	a more expansive regulatory environment;

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acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of the Company’s common stock to the shareholders of the acquired company, dilutive to the percentage of ownership of the Company’s existing shareholders;

•	differences in foreign business practices, customs and importation regulations, language and other cultural barriers in connection with the acquisition of foreign companies;

•	new technologies and products may be developed that cause businesses or assets the Company’s acquires to become less valuable; and

•	disagreements or disputes with prior owners of an acquired business, technology, service or product that may result in litigation expenses and diversion of the Company’s management’s attention.

If an acquired business, technology or an alliance does not meet the Company’s expectations, its results of operations may be adversely affected.

Some of the same risks exist when the Company decides to sell a business, site or product line. In addition, divestitures could involve additional risks, including the following:

•	difficulties in the separation of operations, services, products, and personnel;·

•	diversion of management’s attention from other business concerns; and

•	the need to agree to retain or assume certain current or future liabilities in order to complete the divestiture.

The Company’s continually evaluates the performance and strategic fit of its businesses (including specific product lines and service offerings) to determine whether any divestitures are appropriate. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets and which could have an adverse effect on the Company’s results of operations and financial condition. In addition, the Company may encounter difficulty in finding buyers or alternative exit strategies at acceptable prices and terms, and in a timely manner. The Company may not be successful in managing these or any other significant risks that it encounters in divesting a business, site or product line or service offering and, as a result, may not achieve some or all of the expected benefits of the divestiture.

Loss of Clients

The Company’s clients may terminate their contracts with it upon 30 to 90 days’ notice for a number of reasons or, in some cases, for no reason. Although the Company’s clients are currently comprised of a number of small and larger pharma entities, the Company is making a strategic shift to increase the number of larger pharma and biotech clients, including the size of each service contract. If any one of the Company’s major clients cancels its contract with the Company, its revenue may decrease.

Reduction in Demand

The Company’s business could be adversely affected by any significant decrease in drug R&D expenditures by pharmaceutical and biotechnology companies, as well as by academic institutions, government laboratories or private foundations. Similarly, economic factors and industry trends that affect the Company’s clients in these industries also affect their R&D budgets and, consequentially, the Company’s business as well.

The Company’s clients include researchers at pharmaceutical and biotechnology companies. The Company’s ability to continue to grow and win new business is dependent in large part upon the ability and willingness of the pharmaceutical and biotechnology industries to continue to spend on molecules in the non-clinical phases of R&D and to outsource the products and services the Company provides. Furthermore, the Company’s clients (particularly larger biopharmaceutical companies) continue to search for ways to maximize the return on their investments with a focus on lowering R&D costs per drug candidate. Fluctuations in the expenditure amounts in each phase of the R&D budgets of these researchers and their organizations could have a significant effect on the demand for the Company’s products and services. R&D budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities, general economic conditions, institutional budgetary policies and the impact of government regulations, including potential drug pricing legislation. Available funding for biotechnology clients in particular may be affected by the capital markets, investment objectives of venture capital investors and priorities of biopharmaceutical industry sponsors.

Reduction or Delay in Government Funding of R&D

A small portion of revenue is derived from clients at academic institutions and research laboratories whose funding is partially dependent on both the level and timing of funding from government sources in Canada, such as NRC, and the United States, such as the NIH, and international agencies, which can be difficult to forecast. Government funding of R&D is subject to the political process, which is inherently fluid and unpredictable. The Company’s revenue may be adversely affected if its clients delay purchases as a result of uncertainties surrounding the approval of government budget proposals, included reduced allocations to government agencies that fund R&D activities. Government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to government agencies that fund R&D activities, or such funding may not be directed towards projects and studies that require the use of the Company’s products and services, both of which could adversely affect the Company’s business and financial results.

Public Company in the United States

As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of business by diverting the attention of some of the Company’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Company’s business, results of operations and financial condition. In general, the United States tends to be more litigious than Canada and being a public company in the United States may make it more likely that the Company is subjected, from time to time, to the types of lawsuits that affect public companies in the United States.

Delivery and Performance Requirements in Client Contracts

In order to maintain its current client relationships and to meet the performance and delivery requirements in its client contracts, the Company must be able to provide products and services at appropriate levels and with acceptable quality and at an acceptable cost. The Company’s ability to deliver the products and provide the services it offers to its clients is limited by many factors, including the difficulty of the processes associated with its products and services, the lack of predictability in the scientific process and the shortage of qualified scientific personnel. In particular, a large portion of the Company’s revenue depends on producing biologics and the current rate at which the Company is producing them. Some of the Company’s clients can influence when it will deliver products and perform services under their contracts. If the Company is unable to meet its contractual commitments, it may delay or lose revenue, lose clients or fail to expand its existing relationships.

Patent and Other Intellectual Property Litigation

The drug research and development industry has a history of patent and other intellectual property litigation and these lawsuits will likely continue. Because the Company produces and provides many different products and services in this industry, it faces potential patent infringement suits by companies that control patents for similar products and services. In order to protect or enforce the Company’s intellectual property rights, it may have to initiate legal proceedings against third parties. In addition, others may sue the Company for infringing their intellectual property rights or the Company may initiate a lawsuit seeking a declaration from a court that it does not infringe the proprietary rights of others. The patent positions of pharmaceutical, biotechnology and drug discovery companies are generally uncertain and involve complex legal and factual questions. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents like those for which the Company has applied. Legal proceedings relating to intellectual property would be expensive, take significant time and divert management’s attention from other business concerns, whether the Company wins or loses. The cost of such litigation could affect the Company’s profitability.

Further, if the Company does not prevail in an infringement lawsuit brought against it, the Company might have to pay substantial damages, including treble damages, and it could be required to stop the infringing activity or obtain a license to use the patented technology. Any required license may not be available to the Company on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and therefore, the Company’s competitors may have access to the same technology licensed to the Company. If the Company fails to obtain a required license or are unable to design around a patent, it may be unable to sell some of its products or services.

Key Personnel Risk

The Company’s success will depend on its directors’ and officers’ ability to develop the Company’s business and manage its operations, and on the Company’s ability to attract and retain the Chief Executive Officer, management team and other key technical, sales, public relations and marketing staff or consultants to operate and grow the business. The loss of any key person or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for experienced scientists is intense. The Company competes with pharmaceutical and biotechnology companies, including its clients and collaborators, medicinal chemistry outsourcing companies, contract research companies, and academic and research institutions to recruit scientists. The Company’s inability to hire additional qualified personnel may also require an increase in the workload for both existing and new personnel. The Company may not be successful in attracting new scientists or management or in retaining or motivating its existing personnel. The shortage of experienced scientists, and other factors, may lead to increased recruiting, relocation and compensation costs for such scientists, which may exceed the Company’s expectations. These increased costs may reduce the Company’s profit margins or make hiring new scientists impracticable.

Pandemic Risk

The Company is currently unable to determine whether the ongoing COVID-19 pandemic will have a negative effect on the Company’s results in the remainder of 2020 or beyond, and the future course and duration of the outbreak remain unknown. There has been minimal impact on the Company’s operations and results to date, and the Company has not experienced negative impact on client sales or the supply chain. The Company’s sales, operations and financial performance could suffer given a potential rapidly spreading virus. Internally, the virus may infect its employees resulting in operating at lower productivity levels or even a complete laboratory shutdown. The Company’s business is dependent on its laboratories to produce its products and services which if not operating will impact the financial performance of the company and its ability to meet its obligations. The Company has diversified geographic locations with the ability to perform similar services at other sites. In addition, certain roles have the ability to work remotely and the Company has business interruption insurance which may aid in the recovery of lost profits. External factors may also contribute to this risk, such as the impact of a pandemic on the Company’s clients and suppliers. See also “Summary Description of the Business – Research and Development – COVID-19 Therapeutic Research”.

Brand Awareness

The Company’s expansion of its products and services depends on increasing brand awareness with respect to its products and services. There is no assurance that the Company will be able to achieve sufficient brand awareness. In addition, the Company must successfully develop a larger market for its services in order to increase the sales of its services. If the Company is not able to successfully develop a market for its services, then such failure will have a material adverse effect on the business, financial condition and operating results of the Company.

Conflicts of Interest Risk

Certain of the Company’s directors and officers are also involved as advisors for other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

In addition, the directors and the officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Outsourcing Trend in Non-Clinical Discovery Stages of Drug Discovery

Over the past decade, pharmaceutical and biotechnology companies have generally increased their outsourcing of non-clinical research support activities, such as antibody discovery. While many industry analysts expect the outsourcing trend to continue to increase for the next several years (although with different growth rates for different phases of drug discovery and development), decreases in such outsourcing may result in a diminished growth rate in the sales of any one or more of the Company’s service lines and may adversely affect the Company’s financial condition and results of operations.

Competition and Obsolescence

The pharmaceutical and biotechnology industries are characterized by rapid and continuous technological innovation. The Company competes with companies around the world that are engaged in the development and production of products and services, including pharmaceutical companies, biotechnology companies, and contract research companies. Academic institutions, governmental agencies and other research organizations also are conducting research and developing technologies in areas in which the Company provides services, either on its own or through collaborative efforts. The Company’s pharmaceutical and biotechnology company clients have internal departments that provide products and services that directly compete with the Company’s products and services. Many of the Company’s competitors offer a broader range of products and services and have greater access to financial, technical, scientific, business development, recruiting and other resources than the Company does, and some of its competitors may also operate with a lower cost structure. The Company anticipates that it will face increased competition in the future as it expands its operations and its products and services and as new companies enter the market and advanced technologies become available. The Company’s products, services and expertise may become obsolete or uneconomical due to technological advances or entirely different approaches developed by the Company, its clients or one or more of its competitors. For example, advances in databases and molecular modeling tools that predict how effectively compounds will treat a targeted disease may render some of its technologies obsolete. While the Company plans to develop technologies that will give it a competitive advantage, it may not be able to develop the technologies necessary for it to successfully compete in the future. Additionally, the existing approaches of the Company’s competitors or new approaches or technologies developed by its competitors may be more effective than those it develops. The Company may not be able to compete successfully with existing or future competitors.

Other competitive factors could force the Company to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to the Company’s drug candidates. If the Company is not able to compete effectively against current and future competitors, its business will not grow and its financial condition and operations will suffer.

Global Economic Conditions

Current global economic conditions could have a negative effect on the Company’s business and results of operations. Market disruptions have included extreme volatility in securities prices, as well as severely diminished liquidity and credit availability. The economic crisis may adversely affect the Company in a variety of ways. Access to lines of credit or the capital markets may be severely restricted, which may preclude the Company from raising funds required for operations and to fund continued development. It may be more difficult for the Company to complete strategic transactions with third parties. The financial and credit market turmoil could also negatively impact suppliers, clients and banks with whom the Company does business. Such developments could decrease the Company’s ability to source, produce and distribute its products or obtain financing and could expose it to risk that one of its suppliers, clients or banks will be unable to meet their obligations under agreements with the Company.

Limited Number of Suppliers

The Company currently purchases animals and certain key components of biological and chemical materials that it uses in its products and services from a limited number of outside sources. The Company’s reliance on its suppliers exposes it to risks, including: (i) the possibility that one or more of its suppliers could terminate their services at any time without penalty; (ii) the potential inability of its suppliers to obtain required materials; (iii) the potential delays and expenses of seeking alternative sources of supply; and (iv) reduced control over pricing, quality and timely delivery due to the difficulties in switching to alternative suppliers.

Consequently, if materials from the Company’s suppliers are delayed or interrupted for any reason, the Company may not be able to deliver its products and perform its services on a timely basis or in a cost-efficient manner.

Uninsured or Uninsurable Risk

The Company may become subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s usual business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Restricted Use of Scientific Information

The Company’s ability to improve the efficiency of the CRO services it provides by, among other things, developing an effective database designed to predict how chemical compounds interact with a targeted disease-related protein, depends in part on the Company’s generation and use of information that is not proprietary to its clients and that it derives from performing these services. However, the Company’s clients may not allow it to use this information with other clients, such as the general interaction between types of chemistries and types of drug targets that the Company generates when performing drug discovery services for its clients. Without the ability to use this information, the Company may not be able to develop a database, which may limit its ability to improve the efficiency of the drug discovery services it provides.

Failure of Laboratory Facilities

The Company’s operations could suffer as a result of a failure of its laboratory facilities. The Company’s business will be dependent upon a laboratory infrastructure to produce products and services. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. Any such errors or inadequacies in the software that may be encountered could adversely affect operations, and such errors may be expensive or difficult to correct in a timely manner.

Further, many of the Company’s operations are comprised of complex mechanical systems that are subject to periodic failure, including aging fatigue. Such failures are unpredictable, and while the Company has made significant capital expenditures designed to create redundancy within these mechanical systems, strengthened biosecurity, improved operating procedures to protect against such contaminations, and replaced impaired systems and equipment in advance of such events, failures and/or contaminations may still occur.

The production of monoclonal and polyclonal antibodies requires state of the art laboratory facilities and the success of these laboratory services depends on the recruitment and retention of highly qualified technical staff to maintain the level and quality of standard of the Company’s products and services expected from clients. There is no assurance that the Company will be able to expand and operate such state of the art laboratory services and recruit and retain qualified staff.

The Company produces and supplies antibodies and there is no guarantee that such production will be successful and produce the desired results. As a result, the Company continues to be exposed to potential liability that may exceed any insurance coverage that the Company may obtain in the future. As a result, the Company may incur significant liability exposure, which may exceed any insurance coverage that the Company may obtain in the future. Even if the Company elects to purchase such insurance in the future, the Company may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims may increase the Company’s operating loss and affect its financial condition.

Contaminations in Animal Populations

Animals that the Company uses must be free of certain infectious agents, such as certain viruses and bacteria, because the presence of these contaminants can distort or compromise the quality of research results and could adversely impact animal health. The presence of these infectious agents in the Company’s animal facility and certain service operations could disrupt the Company’s animal service businesses, harm the Company’s reputation and result in decreased sales.

Contaminations are unanticipated and difficult to predict and could adversely impact the Company’s financial results. If they occur, contaminations typically require cleaning up, renovating, disinfecting, retesting and restarting production or services. Such clean-ups result in inventory loss, clean-up and start-up costs, and reduced sales as a result of lost client orders and potentially credits for prior shipments. Contaminations also expose the Company to risks that clients will request compensation for damages in excess of the Company’s contractual indemnification requirements.

Unauthorized Access into Information Systems

The Company operates large and complex information systems that contain significant amounts of client data. As a routine element of the Company’s business, the Company collects, analyzes and retains substantial amounts of data pertaining to the non-clinical research it conducts for its clients. Unauthorized third parties could attempt to gain entry to such information systems to steal data or disrupt the systems. The Company has taken measures to protect them from intrusion.

The Company’s contracts with its clients typically contain provisions that require the Company to keep confidential the information generated from the research conducted. In the event the confidentiality of such information is compromised, whether by unauthorized access or other breaches, the Company could be exposed to significant harm, including termination of customer contracts, damage to its customer relationships, damage to its reputation and potential legal claims from customers, employees and other parties. In addition, the Company may face investigations by government regulators and agencies as a result of a breach.

Further, the Company is required to comply with the data privacy and security laws in many jurisdictions. For example, the Company required to comply with the European Union General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018 and imposes heightened obligations and enhanced penalties for noncompliance (including up to four percent (4%) of global revenue). The cost of compliance, and the potential for fines and penalties for non-compliance, with GDPR may have a significant adverse effect on the Company’s business and operations. Also, the California legislature passed the California Consumer Privacy Act (“CCPA”), which became effective January 1, 2020. The CCPA creates new transparency requirements and grants California residents several new rights with regard their personal information. Failure to comply with the CCPA may result in, among other things, significant civil penalties and injunctive relief, or potential statutory or actual damages. The Company has made changes to, and investments in, its business practices and will continue to monitor developments and make appropriate changes to help attain compliance with these evolving and complex regulations.

Enforcement of Civil Liabilities

The Company is organized under the laws of the Province of British Columbia with its registered place of business in Canada, some of its directors and officers reside outside the United States and the majority of the Company’s assets and the all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

Foreign Private Issuer

The Company is a “foreign private issuer” as such term is defined in Rule 405 under the United States Securities Act of 1933, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the officers, directors, and principal shareholders of the Company are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the officers, directors and principal shareholders of the Company purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. It is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies. In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, provided that the Company discloses the requirements that are not being followed and describes the Canadian practices being followed instead. The Company plans to rely on this exemption. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Foreign Exchange Rates

The Company may conduct business with clients, distributors, suppliers, other service providers and affiliates in currencies other than Canadian Dollars. Therefore, the Company’s business could be adversely affected by fluctuations in domestic or foreign currencies.

Common Share Price Volatility

An investment in the Company’s securities is highly speculative. The market prices for the securities of pharmaceutical companies, including the Company’s, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the financial performance or prospects of any particular company. In addition, because of the nature of the Company’s business, certain factors such as announcements, competition from new therapeutic products or technological innovations, governmental regulations, fluctuations in operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conductions, developments in patent and proprietary rights, the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements, operating performance and the performance of competitors and other similar companies, changes in earnings estimates or recommendations by research analysts who track the Company’s securities or securities of other companies in the life sciences sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Risk Factors” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of the Company’s prospects could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of life sciences companies in general could depress the price of the Company’s securities, including the price of the Common Shares, regardless of the Company’s financial and operating results. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted against said company. Litigation of this type, if instituted, could result in substantial costs and a diversion of the Company’s management’s attention and resources.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board, after taking into account a multitude of factors appropriate in the circumstances, including the Company’s operating results, financial condition and current and anticipated cash needs.

Liquid Market for Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV or achieve listing on any other public listing exchange.

The Company has applied to list the Common Shares on the Nasdaq. The Common Shares are not currently listed on a national stock exchange in the United States. If an active trading market does not develop in the United States, investors may have difficulty selling any of the Common Shares that they buy over a U.S. exchange. The Company cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the Nasdaq or otherwise, or how liquid that market might become. The price of the Common Shares in any offering that may be completed pursuant to a Prospectus Supplement may not be indicative of prices that will prevail in the United States trading market or otherwise following such offering. Listing of the Common Shares on the Nasdaq in addition to the TSXV may increase price volatility on the TSXV and also result in volatility of the trading price on the Nasdaq because trading will be in two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

DIVIDENDS

The Company has not paid any dividends. The Company intends to retain its earnings, if any, to finance the future growth and development of its business and does not expect to pay dividends or to make any other distributions in the foreseeable future. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the Board may deem appropriate at the time.

There are no restrictions in the constating documents of the Company, and it is not currently expected that there will exist such restriction elsewhere, which could prevent the Company from paying dividends.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares. As at the date of this Annual Information Form, 83,809,015 Common Shares are issued and outstanding.

Registered holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders of the Company, and are entitled to one vote for each Common Share held at a meeting of shareholders other than meetings at which only the holders of any other class or series of shares of the Company may be issued or outstanding from time to time or are entitled to vote as a separate class or series. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors and, upon liquidation, dissolution or winding-up of the Company, are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Company are listed for trading on the TSXV under the symbol “IPA”. The following table sets out the market price range and trading volumes of the Common Shares on the TSXV for the periods indicated.

TSXV Price Range ($)

Month and Year	High ($)	Low ($)	Volume (number of shares)
May 2019	0.800	0.670	1,360,000
June 2019	0.770	0.670	1,010,000
July 2019	0.720	0.530	1,020,000
August 2019	0.670	0.550	1,070,000
September 2019	0.630	0.470	1,410,000
October 2019	0.620	0.445	1,870,000
November 2019	0.650	0.520	1,200,000
December 2019	0.650	0.500	1,030,400
January 2020	0.670	0.510	1,096,600
February 2020	0.780	0.550	1,745,656
March 2020	0.800	0.620	4,307,828
April 2020	0.900	0.700	4,075,807

PRIOR SALES

The following table summarizes the issuance of unlisted securities of the Company during the 12-month period preceding April 30, 2020.

Date Issued	Type of Security Issued	Number of Securities Issued	Issuance / Exercise Price Per Security
May 13, 2019(1)	Common Shares	50,000	$0.30
August 22, 2019(2)	Common Shares	5,000	$0.30
October 3, 2019	Options	250,000	$0.475
October 3, 2019	Options	200,000	$1.00
October 3, 2019	Options	150,000	$0.50
October 3, 2019	Options	65,000	$1.01
March 3, 2020	Options	55,000	$1.01
March 26, 2020(3)	Common Shares	1,244,792	$0.60
April 14, 2020(4)	Common Shares	375,000	$0.70
April 15, 2020(5)	Common Shares	300,000	$0.70
April 16, 2020(6)	Common Shares	5,971	$0.70
April 29, 2020	Options	250,000	$0.76

Notes:

(1)	On March 13, 2019, 50,000 common shares were issued for options exercised
(2)	On August 22, 2020, 5,000 common shares were issued for options exercised.
(3)	On March 26, 2020, 1,244,792 common shares were issued in exchange for debentures converted.
(4)	On April 14, 2020, 375,000 common shares were issued for warrants exercised.
(5)	On April 15, 2020, 300,000 common shares were issued for warrants exercised.
(6)	On April 16, 2020, 5,971 common shares were issued for warrants exercised.

ESCROWED SECURITIES

No securities of the Company are currently held in escrow or are subject to contractual restrictions on transfer.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

The directors of the Company are set forth below:

Name and Municipality of Residence	Principal Occupation During Past Five Years	Director Since	Number of Voting Securities(1)	Percent of Voting Securities(1)
Jennifer Bath(3)(4) North Dakota, USA	CEO, President of the Company since February 2018; Global Director of Aldevron, LLC from July 2015 to February 2018; Associate Professor at Concordia College from May 2005 to August 2015	May 2018	47,169 (Direct)	*

James Kuo(2)(4) California, USA	Managing Director at Athena Bioventures, Chairman of the Company since December 2016.	December 2016	Nil	Nil

Greg Smith(2)(3)(4) British Columbia, Canada	President & Owner of Broadway Refrigeration; Chairman of Lite Access Technologies (TSXV:LTE); Director of Atlas Engineered Products Inc. (TSXV: AEP)	September 2016	95,000(6) (Direct and Indirect)	*

Robert Burke(4)(5) British Columbia, Canada	Professor at the University of Victoria.	December 2017	83,000(7) (Direct and Indirect)	*

Paul Andreola(3)(4) Vancouver, Canada	CEO and Director of NameSilo Technologies Corp. (TSXV: URL); Director of Ironwood Capital Corp. (TSXV: IRN.P)	November 2018	6,183,000(7) (Direct and Indirect)	7.38%

Brian Lundstrom Nevada, USA	CBO and VP of Ligand Pharmaceuticals Incorporated (NASDAQ: LGND)	October 2019	Nil	Nil

Notes:

*	Denotes less than 1% of the issued and outstanding Common Shares.
(1)

The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors, not being within the knowledge of the Company, has been furnished by such directors.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Finance Committee.
(5)	Member of the Nomination Committee.
(6)	Of the 95,000 shares, 50,000 shares are held by Mr. Smith and 45,000 shares are held by the spouse of Mr. Smith.
(7)	Of the 83,000 shares, 40,000 shares are held by Mr. Burke and 43,000 shares are held by the spouse of Mr. Burke.
(8)

Of the 6,183,000 shares, 2,146,800 shares are held by Mr. Andreola, 1,236,200 shares are held by the spouse of Mr. Andreola and 2,800,000 shares are held by Brisio Innovations, a company controlled by Mr. Andreola.

Executive Officers

The executive officers of the Company are set forth below:

Name and Municipality of Residence	Principal Occupation During Past Five Years	Officer Since	Number of Voting Securities(1)	Percent of Voting Securities
Jennifer Bath North Dakota, USA	As Above.	February 2018	As Above	As Above

Lisa Helbling North Dakota, USA	Chief Financial Officer of the Company since January 2019; CFO of Anchor Ingredients from January to August 2018; and CFO and Treasurer of TMI Hospitality from December 2011 to December 2017	January 2019	10,000 (Direct)	*

Stefan Lang Freiburg, Germany	Chief Business Officer of the Company since October 2019; Vice President of Business Development of Aldevron LLC	October 2019	10,000 (Direct)	*

Yasmina Abdiche North Dakota, USA	Chief Scientific Officer of the Company since April 2020; Chief Scientific Officer of Carterra from October 2016 to January 2020; and Research Fellow at Rinat from March 2004 to October 2016.	April 2020	Nil	N/A

Note:

*	Denotes less than 1% of the issued and outstanding Common Shares.
(1)

The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the executive officers, not being within the knowledge of the Company, has been furnished by such officers.

Shareholdings of Directors and Executive Officers

As at the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 6,428,169 Common Shares, representing approximately 7.67% of the issued and outstanding Common Shares of the Company.

Biographical Information

The following is a brief description of each of the executive officers and directors of the Company (including details with regard to their principal occupations for the last five years).

Jennifer Bath, Chief Executive Officer, President and Director

Dr. Jennifer Bath has twenty years’ experience in biopharma industry, previously serving on the executive team at Aldevron, LLC. Prior, she was the executive director of the Global Vaccine Institute and has served as an international advisor with an experienced and proven leader in strategic planning and corporate growth as well as converting pharma companies’ scientific challenges into operational solutions. Dr. Bath specializes in strategic growth, business operations alignment, and value creation. She holds a Ph.D. in Cellular and Molecular biology from North Dakota State University.

James Kuo, Chairman and Director

Dr. James Kuo, MD, MBA currently serves as Chief Executive Officer of OncoTracker, Inc. in West Hollywood, CA. James Kuo is an experienced biotech industry executive and investor, who brings business and management experience to the company. During his career, he has held executive positions in private as well as listed biotech companies in the US. He previously served as CEO of BioMicro Systems, Inc. and Synthetic Biologics, Inc. Prior to that, he was CEO of Discovery Laboratories, Inc. after having worked as Associate Director in Corporate Licensing and Development at Pfizer Inc. Dr. Kuo is presently Managing Director at Athena Bioventures in La Jolla, CA. A physician by training, James Kuo obtained his MBA at the Wharton School of the University of Pennsylvania.

Greg Smith, Director

Mr. Greg Smith is a seasoned capital markets veteran who held senior positions in investment banking before recently transitioning to private equity with the acquisition of one of the largest HVAC companies in Western Canada. Mr. Smith also held the position of Portfolio Manager for Phillips, Hagar & North & Executive Director, Canadian Securitization Group, CIBC World Markets in Toronto for close to ten years. Mr. Smith currently serves as President & Director of Broadway Refrigeration & Air Conditioning Co. Ltd. and Omega Mechanical Ltd., who collectively have over 150 employees. Mr. Smith earned an MBA from Dalhousie University, is a Chartered Financial Analyst and has served in advisory and board positions to multiple private and public ventures.

Robert Burke, Director

Dr. Robert D. Burke is an Emeritus Professor at the University of Victoria, where he was a faculty member for over 35 years. He has a longstanding research interest in the molecular basis of cellular signaling in early embryonic development. His research involves production and characterization of antibodies and he employs them extensively with high-resolution optical imaging methods. Dr. Burke has published over 100 peer-reviewed publications and has supervised numerous trainees. He was Chair of the Department of Biochemistry and Microbiology for 8 years, was on the University of Victoria Senate for 12 years, and served on numerous advisory and management committees nationally and internationally. Dr. Burke completed a BSc (Honours) and a PhD at the University of Alberta.

Paul Andreola, Director

Mr. Andreola has over 20 years of business development and financial markets experience including senior management, marketing, and communications roles for early stage companies. Mr. Andreola is the President, Chief Executive Officer and Director of NameSilo Technologies Corp. Previously in his career, Mr. Andreola was a licensed investment advisor for over 10 years and has facilitated multiple early stage private and public companies in the resource and technology sectors. Mr. Andreola has served on the board of, and in advisory positions to, several public and private companies

Brian Lundstrom, Director

Mr. Lundstrom is trained in immunology and international business and has over 30 years’ experience. Mr. Lundstrom started his career with product and clinical development for Novo Nordisk and subsequently held increasingly executive roles, including with SangStat, now a division of Sanofi Genzyme. During the past eight years, Mr. Lundstrom established the global business for the industry’s most diverse and partnered transgenic animal platforms for antibody discovery, which was sold to Ligand Pharmaceuticals Incorporated in 2016. Mr. Lundstrom is presently an executive with Ligand and CEO of Abvivo LLC.

Lisa Helbling, Chief Financial Officer

Ms. Lisa Helbling has 35 years experience in finance and accounting gained from diverse industries and roles. For the past 9 years, she served in the role of CFO, most recently for the Company. Prior to being a CFO, she was the VP of Internal Audit and Business Risk Management for Otter Tail Corporation (NASDQ: OTTR) a diversified electric utility and Controller for Clarica Life Insurance Company-U.S., a subsidiary of a Clarica Life Insurance Co., then listed on the Toronto Stock Exchange. She began her career in public accounting. As the Company’s CFO Ms. Helbling provides strategic vision and leadership to create and execute finance strategy to support the Company’s global sites, management of debt and equity, financial planning, budgeting and cash management. Ms. Helbling also develops and oversees the accounting, financial reporting, financial internal controls, risk management, information technology and compliance activities. Ms Helbling currently serves on the Board of Directors for Healthy Dakota Mutual Holdings and is Chair of the Audit and Compliance Committee and serves on the Board of Directors for Border States Industries, Inc. and is Chair of the Audit Committee. Ms. Helbling is a Certified Public Accountant and has a Bachelor of Science in Accounting.

Stefan Lang, Chief Business Officer

Dr. Lang previously served as the Vice President of Business Development at Aldevron LLC. Dr. Lang brings extensive background knowledge in the therapeutic antibody sector including corporate strategy, R&D innovation, sales and business development. He has an impressive breadth of leadership within the biotech industry, including experience working at the organizational level and as a globally recognized and respected leader in antibody business development. Dr. Lang holds a Dr. rer. nat. in biology from the Technical University of Karlsruhe, Germany a diploma in biology from the University of Kassel, Germany. He started his career as a technical consultant and moved into the biotech industry in 2000.

Yasmina Abdiche, Chief Scientific Officer

Dr. Yasmina Abdiche joined ImmunoPrecise Antibodies in April 2020 as Chief Scientific Officer and leads the company’s global research and development team. She was previously CSO at Carterra, where she helped to transition the LSA antibody screening technology from concept to global commercialization. Prior to that, she had a twelve-year career at Rinat, Pfizer’s biotherapeutic site, where she led a core team of analytical scientists performing antibody characterization on label-free biosensors. As a Research Fellow, she also served on Rinat’s Leadership Team and on the Governing Committee for Pfizer’s Post-doctoral Program. She holds over twelve issued patents in the antibody space and is co-inventor of a PD-1 inhibitor (Sasanlimab, PF06801591, RN888) currently in clinical trials for various cancer types and of a market-approved anti-CGRP antibody for migraine, Ajovy. Dr. Abdiche graduated from Oxford University in the UK with a Master’s degree in Chemistry and a Ph.D. in Biological Chemistry. She has co-authored over 45 peer-reviewed publications in the application of label-free biosensors to drug discovery and has given numerous invited presentations at conferences worldwide.

Cease Trade Orders or Bankruptcies

To the knowledge of the Company:

(a)

no director or executive officer of the Company is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including IPA), that:

(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this subsection (a), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

(b)	no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(i)

is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including IPA) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company’s board of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the BCBCA, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See “Risk Factors”. The directors and officers of the Company are not aware of any such conflicts of interests.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of: (a) any legal proceedings to which it is a party, or by which any of its property is subject, which would be material to it and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of the issued shares of the Company, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which the Company has participated prior to the date of this Annual Information Form, which has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that the Company has entered in the financial year ended April 30, 2020, or before the last financial year but still in effect, are as follows:

1.	U-Protein Agreement;

2.	ModiQuest Share Purchase Agreement; and

3.	Amendment, Termination and Settlement Agreement.

Copies of the above material contracts are available for inspection at the registered office of the Company located at c/o 1800 – 510 West Georgia Street, Vancouver, British Columbia V6B 0M3.

INTERESTS OF EXPERTS

Crowe MacKay LLP, Chartered Accountants, provided an auditor’s report in respect to the Company’s financial statements for the year ended April 30, 2020. Crowe MacKay LLP is independent with respect to the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the year ended April 30, 2020, which will be available under the Company’s profile on the SEDAR website at www.sedar.com.

Copies of all materials incorporated by reference herein and additional information relating to the Company are available under the Company’s profile on the SEDAR website at www.sedar.com.

Dated November 16, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“Jennifer Bath”

Jennifer Bath

President and Chief Executive Officer